For Immediate Release - February 17, 2003
TSX: CL, NYSE: CLU

Canada Life Board Approves Acquisition By Great-West Lifeco

Transaction Provides Greater Shareholder Value

TORONTO, CANADA - Canada Life Financial Corporation (Canada Life) today announced that Great-West Lifeco Inc. (Great-West) has agreed to acquire all of Canada Life's common shares for a combination of cash and Great-West securities valued at $44.50 per Canada Life common share. Canada Life's Board of Directors has unanimously endorsed the transaction and is recommending that shareholders approve the transaction at an upcoming shareholders meeting.

The Great-West purchase price is 15% higher than the value of the current offer by Manulife Financial Corporation, which stands at $38.66 per Canada Life share, based on the closing common share price for each of the companies on February 14, 2003.

"Canada Life's Board of Directors is very pleased to announce a mutually beneficial transaction with an exceptional Canadian company," said David Nield, Chairman and Chief Executive Officer of Canada Life. "This is a winning combination. Our shareholders will be pleased that we have achieved a price greater than Manulife's offer and our policyholders, distributors and customers will continue to enjoy the commitment to quality and service they deserve."

"Canada Life has a proud history," said Raymond McFeetors, Co-President and Chief Executive Officer for Great-West Lifeco Inc. "We see great value in the brand and are committed to maintaining it. We have great respect for the staff and management of Canada Life and look forward to working with them."

Members of the media are invited to attend a press conference today, at which David Nield and Raymond McFeetors will discuss the transaction. A question and answer session will follow their remarks. The press conference is scheduled to begin at 10:00 a.m. (e.s.t.) at the News Theatre, located at 98 The Esplanade in Toronto. Registration for the session will begin at 9:45 a.m. An audio and video web cast of the press conference will also be available live over the Internet by accessing Canada Life's web site at www.canadalife.com/investor and clicking on "Presentations". Teleconferencing is available toll free in North America by calling 1-800-814-3911.

The terms of the agreement allow Canada Life shareholders to elect, in respect of each Canada Life common share held, any one or a combination of:

$44.50 in cash;
1.78 $25.00 par value 4.80% Great-West preferred shares;
1.78 $25.00 par value perpetual 5.90% Great-West preferred shares;
1.1849 Great-West common shares;

subject to maximum amounts and proration. The total consideration being offered to shareholders consists of approximately 60% cash, 29% common shares and 11% preferred shares.

Canada Life has agreed not to solicit further proposals for the acquisition of Canada Life, but is permitted to accept a superior proposal which is more favorable to Canada Life, subject to Great-West's right to match and payment of a termination fee to Great-West equal to approximately 3.95% of the acquisition price.

Closing is expected to occur prior to July 31, 2003 and is subject to regulatory approval, approval of two thirds of votes cast at a meeting of Canada Life common shareholders and other customary conditions.

Later this week, Canada Life shareholders will be mailed materials detailing recent developments and a reconfirmation of Canada Life's recommendation to reject Manulife's unsolicited offer. They will also be mailed, in approximately a month, full details of the Great-West Life transaction and Canada Life's reasons for recommending shareholder approval of the transaction. In the interim, shareholders are encouraged to access the "Latest Shareholder News" section of Canada Life's web site at www.canadalife.com or call our information agent, Georgeson Shareholder, toll free at the numbers indicated below.

1-866-802-5796 (Canada & USA - English)
1-866-860-4550 (Canada & USA - French)
1-800-300-062 (Republic of Ireland)
0-800-018-3047 (United Kingdom)
416-642-7084 (Other countries, call collect)

Canada Life continues to recommend that shareholders do not tender their shares to the Manulife offer. Shareholders who may have already tendered to the Manulife offer can retrieve their shares and take advantage of the Great-West alternative by completing a withdrawal form, which is available on the Canada Life web site or from Georgeson Shareholder, who can provide assistance in completing the withdrawal.

About Canada Life
Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU". The Canada Life Assurance Company, Canada's first domestic life insurance company founded in 1847, has total assets under administration in excess of $68 billion. Headquartered in Toronto, the Company operates in Canada, the United States, the Republic of Ireland, the United Kingdom, Germany, Brazil, Hong Kong and the Caribbean.

About Great-West Lifeco Inc.
Great-West Lifeco Inc. (TSE:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses, primarily in Canada and the United States. Lifeco's subsidiaries - The Great-West Life Assurance Company and London Life Insurance Company in Canada and Great-West Life & Annuity Insurance Company in the United States - serve the financial security needs of more than 13 million people. Lifeco and its companies have $96 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

All figures in Canadian dollars.
For investor relations and media information, contact: Brian Lynch Vice-President, Investor Relations and Corporate Communications (416) 597-1440, ext. 6693 brian_lynch@canadalife.com	For media scheduling information, contact: Chris McAuliffe Senior Communications Consultant, Corporate Communications (416) 597-1440, ext. 8533 chris_mcauliffe@canadalife.com